Bank of America, N.A.

c/o Banc of America Securities LLC

9	West 57th Street

New York, NY 10019

June 20, 2006

To: Group 1 Automotive, Inc.
950 Echo Lane, Suite 100 Houston, TX 77024 Attention: Kim Craig
Telephone No.: (713) 647-5742
Facsimile No.:(713) 647-5858
Re:	Call Option Transaction
(Transaction Reference Number: 22955)

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between Bank of America, N.A. (“BofA”) and Group 1 Automotive, Inc. (“Counterparty”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below. This Confirmation shall replace any previous letter and serve as the final documentation for this Transaction.

The definitions and provisions contained in the 1996 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation shall govern. Certain defined terms used herein have the meanings assigned to them in the Offering Memorandum dated June 20, 2006 (the “Offering Memorandum”) relating to the USD 250,000,000 principal amount of 2.25% convertible senior notes due 2036, (the “Convertible Notes” and each USD 1,000 principal amount of Convertible Notes, a “Convertible Note”) issued by Counterparty pursuant to an Indenture to be dated June 26, 2006 between Counterparty and Wells Fargo Bank, N.A., as trustee (the “Indenture”). In the event of any inconsistency between the terms defined in the Offering Memorandum, the Indenture and this Confirmation, this Confirmation shall govern.

1. This Confirmation evidences a complete and binding agreement between BofA and Counterparty as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “Agreement”) as if BofA and Counterparty had executed an agreement in such form (but without any Schedule except for the election of the laws of the State of New York as the governing law) on the Trade Date. In the event of any inconsistency between provisions of that Agreement and this Confirmation, this Confirmation will prevail for the purpose of the Transaction to which this Confirmation relates. The parties hereby agree that no Transaction other than the Transaction to which this Confirmation relates shall be governed by the Agreement.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date: June 20, 2006

Option Style: “Modified American”, as set forth under “Exercise and Valuation” below

Option Type:	Call

Buyer:	Counterparty

Seller:	BofA

Shares: The common stock of Counterparty, par value USD 0.01 per Share (Exchange symbol “GPI”)

Number of Options: 150,000. For the avoidance of doubt, the Number of Options shall be reduced by any Options exercised by Counterparty. In no event will the Number of Options be less than zero.

Option Entitlement: As of any date, a number equal to the Conversion Rate as of such date (as defined in the Indenture, but without regard to any adjustments to the Conversion Rate pursuant to Section 12.02(i), Section 12.03 or to Section 12.04 of the Indenture), for each Convertible Note.

Strike Price:	USD 59.4294

Premium:	USD 60,381,000

Premium Payment Date:	June 26, 2006

Exchange:	The New York Stock Exchange

Related Exchange(s): The principal exchange(s) for options contracts or futures contracts, if any, with respect to the Shares

Exercise and Valuation:

Exercise Period(s): Notwithstanding the Equity Definitions, the Exercise Period shall be, in respect of the Exercisable Options (as defined below), each period commencing from the date a notice of conversion is submitted to Counterparty by a holder of Convertible Notes to and including the Exchange Business Day immediately preceding the first day of the Cash Settlement Averaging Period; provided that if Counterparty has validly designated a redemption date for the Convertible Notes pursuant to the terms of the Indenture, there shall be a single Exercise Period for Exercisable Options with respect to any Convertible Notes so called for redemption and surrendered for conversion following Counterparty’s notice of such redemption and the final day of the Exercise Period shall be the Exchange Business Day immediately preceding the designated redemption date; provided further that if by April 29, 2016 Counterparty has not specified June 15, 2016 as a redemption date for the Convertible Notes pursuant to the terms of the Indenture, notices of conversion received by Counterparty from holders of Convertible Notes following the date that is 29 Scheduled Valid Days prior to June 15, 2016 shall not result in the commencement of an Exercise Period and no Exercisable Options will be exercised or deemed exercised in respect of such notices of conversion of Convertible Notes.

Exercisable Options: In respect of each Exercise Period, a number of Options equal to the number of Convertible Notes surrendered to Counterparty for conversion with respect to such Exercise Period but no greater than the Number of Options.

Expiration Time: The Valuation Time

Expiration Date: June 15, 2016, subject to earlier exercise and subject to the second proviso in the definition of Exercise Period above.

Multiple Exercise: Applicable, as described under Exercisable Options above.

Automatic Exercise: Applicable; and means that, in respect of an Exercise Period, a number of Options not previously exercised hereunder equal to the Exercisable Options shall be deemed to be exercised on the Expiration Date for such Exercisable Options; provided that such Options shall be deemed exercised only to the extent that Counterparty has provided a Notice of Exercise to BofA.

Notice of Exercise: Notwithstanding anything to the contrary in the Equity Definitions, in order to exercise any Options, Counterparty must notify BofA (in writing and orally) at least one Exchange Business Day prior to the first day of the Cash Settlement Averaging Period for the Options being exercised of (i) the number of such Options and (ii) the first day of the Cash Settlement Averaging Period and the Settlement Date; provided that if Counterparty has:

(A) designated June 15, 2016 as a redemption date for the Convertible Notes pursuant to the terms of the Indenture, such notice may be given on or prior to the Exchange Business Day immediately preceding the Expiration Date for the Exercisable Options corresponding to the Convertible Notes for which a redemption date has been specified and need only specify the number of such Exercisable Options; and

(B) designated a redemption date that is prior to June 15, 2016 for the Convertible Notes pursuant to the terms of the Indenture, (x) Counterparty must, on or prior to the last day on which Counterparty is permitted to validly designate such date as a redemption date pursuant to the terms of the Indenture, notify BofA (in writing and orally) of (1) the number of Convertible Notes being redeemed and (2) the redemption date for the Convertible Notes that are being redeemed; and (y) the Notice of Exercise may be given on or prior to the Exchange Business Day immediately preceding such redemption date, specifying the number of such Exercisable Options.

Valuation Time: At the close of trading of the regular trading session on the Exchange without regard to any extended trading session.

Market Disruption Event: Notwithstanding Section 4.3 of the Equity Definitions, Market Disruption Event means a failure by the primary United States national securities exchange or market on which the Shares are listed or admitted to trading to open for trading during its regular trading session or the occurrence or existence prior to 1:00 p.m. on any Scheduled Valid Day for the Shares for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Shares or in any options, contracts or future contracts relating to the Shares.

Settlement Terms:

Settlement Method: Net Share Settlement

Net Share Settlement: BofA will deliver to Counterparty, on the Settlement Date, a number of Shares equal to the Net Shares in respect of an Option exercise. In no event will the Net Shares be less than zero.

Net Shares: In respect of any Option exercised or deemed exercised, for each Option, a number of Shares equal to (i) the Option Entitlement multiplied by (ii) the sum of the quotients, for each Valid Day during the Cash Settlement Averaging Period for such Option, of (A) the Relevant Price on such Valid Day less the Strike Price, divided by (B) such Relevant Price, divided by (iii) 25; provided, however, that if the calculation contained in clause (A) above results in a negative number, such number shall be replaced with the number “zero”.

BofA will deliver cash in lieu of any fractional Shares to be delivered with respect to any Net Shares to be delivered hereunder valued at the Relevant Price for the last Valid Day of the Cash Settlement Averaging Period.

Valid Day: A day during which (a) trading in the Shares generally occurs on the primary United States national securities exchange or market on which the Shares are listed or admitted to trading and (b) there is no Market Disruption Event.

Scheduled Valid Day: A day that is scheduled to be a Valid Day on the primary United States national securities exchange or market on which the Shares are listed or admitted to trading.

Relevant Price: In respect of any Option exercised or deemed exercised, the per Share volume-weighted average price for each of the 25 consecutive Valid Days in any Cash Settlement Averaging Period as displayed under the heading “Bloomberg VWAP” on Bloomberg page GPI.N <equity> AQR (or any successor thereto) in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such Valid Day (or if such volume-weighted average price is unavailable, the market value of one Share on such Valid Day, as determined by the Calculation Agent using a volume-weighted method).

Cash Settlement Averaging Period: For any Exercisable Options relating to the conversion of Convertible Notes, the 25 consecutive Valid Days commencing on and including the second Valid Day following the receipt by Counterparty of a notice of voluntary conversion by a holder of Convertible Notes; provided that if Counterparty has validly designated a redemption date for the Convertible Notes pursuant to the terms of the Indenture the Cash Settlement Averaging Period shall be the 25 consecutive Valid Days commencing on and including the 27th Scheduled Valid Day immediately preceding such redemption date.

Settlement Date: For any Exercisable Options relating to the conversion of the Convertible Notes, the settlement date for Shares to be delivered under such Convertible Notes under the terms of the Indenture.

Other Applicable Provisions: The provisions of Sections 6.6, 6.7, 6.8, 6.9 and 6.10 of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-Settled” shall be read as references to “Net Share Settled”. “Net Share Settled” in relation to any Option means that Net Share Settlement is applicable to that Option.

Failure to Deliver: Applicable

3. Additional Terms applicable to the Transaction:

Adjustments applicable to the Transaction:

Potential Adjustment Events: Notwithstanding Section 9.1(e) of the Equity Definitions, a “Potential Adjustment Event” means any occurrence of any event or condition, as set forth in Section 12.02 of the Indenture that would result in an adjustment to the Conversion Rate of the Convertible Notes; provided that in no event shall there be any adjustment hereunder as a result of an adjustment to the Conversion Rate pursuant to Section 12.02(i), Section 12.03 or Section 12.04 of the Indenture.

Method of Adjustment: Calculation Agent Adjustment, and means that, notwithstanding Section 9.1(c) of the Equity Definitions, upon any adjustment to the Conversion Rate of the Convertible Notes pursuant to the Indenture (other than Sections 12.02(i), 12.03 and 12.04 of the Indenture), the Calculation Agent will make a corresponding adjustment to any one or more of the Strike Price, Number of Options, the Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction to the extent any adjustment to the Conversion Rate is not already fully reflected in the Option Entitlement.

Extraordinary Events applicable to the Transaction:

Merger Events: Notwithstanding Section 9.2(a) of the Equity Definitions, a “Merger Event” means the occurrence of any event or condition set forth in Section 12.05 of the Indenture.

Consequence of Merger Events: Notwithstanding Section 9.3 of the Equity Definitions, upon the occurrence of a Merger Event, the Calculation Agent shall make a corresponding adjustment in respect of any adjustment under the Indenture to any one or more of the nature of the Shares, Strike Price, Number of Options, the Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction; provided however that such adjustment shall (a) assume that, in the case of a “Public Acquirer Change of Control” (as defined in the Indenture), Counterparty does not make the election provided in Section 12.04 of the Indenture and (b) be made without regard to any adjustment to the Conversion Rate for the issuance of additional shares as set forth in Section 12.03 of the Indenture.

4. Calculation Agent: BofA.

5. Account Details:

(a)	Account for payments to Counterparty:

Comerica Bank
ABA# 072-000-096
Acct Name: Group 1 Automotive
Acct No.: 1850-796648

Account for delivery of Shares to Counterparty:

Mr. Cory McQuillen
Broker/Dealer Services
Mellon Investor Services, LLC
85 Challenger Rd.
Ridgefield Park, NJ 07660

Group 1 Automotive, Inc.
CUSIP 398905109
Mellon Securities DTC# 0352

(b)	Account for payments to BofA:

Bank of America, N.A.
San Francisco, CA
SWIFT: BOFAUS65
Bank Routing: 121-000-358
Account Name: Bank of America
Account No: 12333-34172

Account for delivery of Shares from BofA:

DTC 0773
Acct Name: Bank of America NA

Acct #: 116-00777

6. Offices:

The Office of Counterparty for the Transaction is: Inapplicable, Counterparty is not a Multibranch Party.

The Office of BofA for the Transaction is: Charlotte

Bank of America, N.A.
c/o Banc of America Securities LLC
Equity Financial Products
9 West 57th Street, 40th Floor
New York, NY 10019
Telephone No: 212-583-8373
Facsimile No: 212-847-5124

7. Notices: For purposes of this Confirmation:

(a)	Address for notices or communications to Counterparty:

Group 1 Automotive, Inc. 950 Echo Lane, Suite 100 Houston, TX 77024 Attention: Kim Craig Telephone No.:	(713) 647-5742
Facsimile No.:	(713) 647-5858

(b) Address for notices or communications to BofA:

Bank of America, N.A.
c/o Banc of America Securities LLC
Equity Financial Products
9 West 57th Street, 40th Floor
New York, NY 10019
Telephone No: 212-583-8373
Facsimile No: 212-847-5124

8. Representations and Warranties of Counterparty

The representations and warranties of Counterparty set forth in Section 4 of the Purchase Agreement (the “Purchase Agreement”) dated as of the Trade Date between Counterparty and the Initial Purchasers named therein are true and correct and are hereby deemed to be repeated to BofA as if set forth herein. Counterparty hereby further represents and warrants to BofA that:

(a)	Counterparty has all necessary corporate power and authority to execute, deliver and perform its obligations in respect of this Transaction; such execution, delivery and performance have been duly authorized by all necessary corporate action on Counterparty’s part; and this Confirmation has been duly and validly executed and delivered by Counterparty and constitutes its valid and binding obligation, enforceable against Counterparty in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

(b)	Neither the execution and delivery of this Confirmation nor the incurrence or performance of obligations of Counterparty hereunder will conflict with or result in a breach of the certificate of incorporation or by-laws (or any equivalent documents) of Counterparty, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which Counterparty or any of its subsidiaries is a party or by which Counterparty or any of its subsidiaries is bound or to which Counterparty or any of its subsidiaries is subject (other than any conflict or breach that is not material), or constitute a default under, or result in the creation of any lien under, any such agreement or instrument (other than any default or lien that is not material), or breach or constitute a default under any agreements and contracts of Counterparty and its significant subsidiaries filed as exhibits to Counterparty’s Annual Report on Form 10-K for the year ended December 31, 2005 (other than any breach or default that is not material), incorporated by reference in the Offering Memorandum.

(c)	No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Counterparty of this Confirmation, except such as have been obtained or made and such as may be required under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws.

(d)	It is an “eligible contract participant” (as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended (the “CEA”) because one or more of the following is true:

Counterparty is a corporation, partnership, proprietorship, organization, trust or other entity and:

(A)	Counterparty has total assets in excess of USD10,000,000;

(B)	the obligations of Counterparty hereunder are guaranteed, or otherwise supported by a letter of credit or keepwell, support or other agreement, by an entity of the type described in Section 1a(12)(A)(i) through (iv), 1a(12)(A)(v)(I), 1a(12)(A)(vii) or 1a(12)(C) of the CEA; or

(C)	Counterparty has a net worth in excess of USD1,000,000 and has entered into this Agreement in connection with the conduct of Counterparty’s business or to manage the risk associated with an asset or liability owned or incurred or reasonably likely to be owned or incurred by Counterparty in the conduct of Counterparty’s business.

(e)	Each of it and its affiliates is not, on the date hereof, in possession of any material non-public information with respect to Counterparty.

9. Other Provisions:

(a)	Opinions. Counterparty shall deliver to BofA an opinion of counsel in form and substance reasonably acceptable to BofA, dated as of the Trade Date, with respect to the matters set forth in Sections 8(a) through (c) of this Confirmation.

(b)	Amendment. If the Initial Purchaser to the Purchase Agreement exercises its right to purchase additional Convertible Notes as set forth therein, then, at the discretion of Counterparty, BofA and Counterparty will either enter into a new confirmation or amend this Confirmation to provide for such increase in Convertible Notes (but on pricing terms acceptable to BofA and Counterparty) (such additional confirmation or amendment to this Confirmation to provide for the payment by Counterparty to BofA of the additional premium related thereto).

(c)	No Reliance, etc. Each party represents that (i) it is entering into the Transaction evidenced hereby as principal (and not as agent or in any other capacity); (ii) neither the other party nor any of its agents are acting as a fiduciary for it; (iii) it is not relying upon any representations except those expressly set forth in the Agreement or this Confirmation; (iv) it has not relied on the other party for any legal, regulatory, tax, business, investment, financial, and accounting advice, and it has made its own investment, hedging, and trading decisions based upon its own judgment and not upon any view expressed by the other party or any of its agents; and (v) it is entering into this Transaction with a full understanding of the terms, conditions and risks thereof and it is capable of and willing to assume those risks.

(d)	Repurchase Notices. Counterparty shall, on any day on which Counterparty effects any repurchase of Shares, promptly give BofA a written notice of such repurchase (a “Repurchase Notice”) on such day if following such repurchase, the number of outstanding Shares as determined on such day is (i) less than 1,956,240 or (ii) more than 250,000 less than the number of Shares included in the immediately preceding Repurchase Notice. Counterparty agrees to indemnify and hold harmless BofA and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to BofA’s hedging activities as a consequence of becoming, or of the risk of becoming, a Section 16 “insider”, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to this Transaction), claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Counterparty’s failure to provide BofA with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide BofA with a Repurchase Notice in accordance with this paragraph, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of this Transaction.

(e)	Regulation M. Counterparty was not on the Trade Date and is not on the date hereof engaged in a distribution, as such term is used in Regulation M under the Securities Exchange Act of 1934, as amended (“Exchange Act”), of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not, until the fifth Exchange Business Day immediately following the Trade Date, engage in any such distribution other than those described in this paragraph.

(f)	No Manipulation. Counterparty is not entering into this Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares).

(g)	Board Authorization. Each of this Transaction and the issuance of the Convertible Notes was approved by its board of directors and publicly announced, solely for the purposes stated in such board resolution and public disclosure and, prior to any exercise of Options hereunder, Counterparty’s board of directors will have duly authorized any repurchase of Shares pursuant to this Transaction. Counterparty further represents that there is no internal policy, whether written or oral, of Counterparty that would prohibit Counterparty from entering into any aspect of this Transaction, including, but not limited to, the purchases of Shares to be made pursuant hereto.

(h)	Transfer or Assignment. Counterparty may not transfer any of its rights or obligations under this Transaction without the prior written consent of BofA. BofA may, without Counterparty’s consent, transfer or assign all or any part of its rights or obligations under this Transaction to any third party with a rating for its long term, unsecured and unsubordinated indebtedness of A- or better by Standard & Poor’s Ratings Service or its successor (“S&P”), or A3 or better by Moody’s Investors Service (“Moody’s”) or, if either S&P or Moody’s ceases to rate such debt, at least an equivalent rating or better by a substitute rating agency mutually agreed by Counterparty and BofA. Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing BofA to purchase, sell, receive or deliver any shares or other securities to or from Counterparty, BofA may designate any of its affiliates to purchase, sell, receive or deliver such shares or other securities and otherwise to perform BofA’s obligations in respect of this Transaction and any such designee may assume such obligations. BofA shall be discharged of its obligations to Counterparty to the extent of any such performance.

(i)	Staggered Settlement. BofA may, by notice to Counterparty on or prior to any Settlement Date (a “Nominal Settlement Date”), elect to deliver the Shares on two or more dates (each, a “Staggered Settlement Date”) as follows:

(a)	in such notice, BofA will specify to Counterparty the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the number of Shares that it will deliver on each Staggered Settlement Date on a payment versus delivery basis. For the avoidance of doubt, BofA may make multiple deliveries of Shares on each such Staggered Settlement Date;

(b)	the aggregate number of Shares that BofA will deliver to Counterparty hereunder on all such Staggered Settlement Dates will equal the number of Shares that BofA would otherwise be required to deliver on such Nominal Settlement Date; and

(c)	if the Net Share Settlement terms set forth above were to apply on the Nominal Settlement Date, then the Net Share Settlement terms will apply on each Staggered Settlement Date, except that the Net Shares will be allocated among such Staggered Settlement Dates as specified by BofA in the notice referred to in clause (a) above.

(j)	Damages. Neither party shall be liable under Section 6.10 of the Equity Definitions for special, indirect or consequential damages, even if informed of the possibility thereof, except as specifically set forth otherwise herein.

(k)	Early Unwind. In the event the sale of Convertible Notes is not consummated with the Initial Purchaser for any reason or Counterparty fails to deliver to BofA opinions of counsel to Counterparty as required pursuant to Section 9(a) by the close of business in New York on June 26, 2006 (or such later date as agreed upon by the parties) (June 26, 2006 or such later date as agreed upon being the “Early Unwind Date”), this Transaction shall automatically terminate (the “Early Unwind”), on the Early Unwind Date and (i) the Transaction and all of the respective rights and obligations of BofA and Counterparty under the Transaction shall be cancelled and terminated and (ii) each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with the Transaction either prior to or after the Early Unwind Date; provided that, if the sale of the Convertible Notes is not consummated with the initial purchasers by the close of business in New York on the Early Unwind Date as a result of a failure by Counterparty to satisfy any condition to closing contained in Section 6 of the Purchase Agreement, Counterparty shall purchase from BofA on the Early Unwind Date all Shares, if any, purchased by BofA or one or more of its affiliates and reimburse BofA for any costs or expenses (including market losses) relating to the unwinding of its hedging activities in connection with the Transaction (including any loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position). The amount of any such reimbursement shall be determined by BofA in its sole good faith discretion. BofA shall notify Counterparty of such amount and Counterparty shall pay such amount in immediately available funds on the Early Unwind Date. BofA and Counterparty represent and acknowledge to the other that, subject to the proviso included in this paragraph, upon an Early Unwind, all obligations with respect to the Transaction shall be deemed fully and finally discharged.

(l)	Additional Provisions.

(i) Notwithstanding Section 9.7 of the Equity Definitions, everything in the first paragraph of Section 9.7(b) of the Equity Definitions after the words “Calculation Agent” in the third line through the remainder of such Section 9.7 shall be deleted and replaced with the following:

“based on an amount representing the Calculation Agent’s determination of the fair value to Buyer of an option with terms that would preserve for Buyer the economic equivalent of any payment or delivery (assuming satisfaction of each applicable condition precedent) by the parties in respect of the relevant Transaction that would have been required after that date but for the occurrence of the Nationalization or De-Listing Event, as the case may be.”

(ii) Notwithstanding anything to the contrary in this Confirmation, if at any time during the period from and including the Trade Date, to and including the Expiration Date, the Shares cease to be listed or quoted on the Exchange (a “Share De-listing”) for any reason (other than a Merger Event as a result of which the  shares of common stock underlying the Options are listed or quoted on The New York Stock Exchange, The American Stock Exchange or the NASDAQ National Market (or their respective successors) (the “Successor Exchange”)) and are not immediately re-listed or quoted as of the date of such de-listing on the Successor Exchange, (1) BofA shall have the right to designate such Share De-listing an Additional Termination Event and designate an Early Termination Date pursuant to Section 6(b) of the Agreement, and (2) Counterparty shall be deemed the sole Affected Party and the Transaction shall be deemed the sole Affected Transaction.

(iii) Counterparty covenants and agrees that, as promptly as practicable following the public announcement of any consolidation, merger and binding share exchange to which Counterparty is a party, or any sale of all or substantially all of Counterparty’s assets, in each case pursuant to which the Shares will be converted into cash, securities or other property, Counterparty shall notify BofA in writing of the types and amounts of consideration that holders of Shares have elected to receive upon consummation of such transaction or event (the date of such notification, the “Consideration Notification Date”); provided that in no event shall the Consideration Notification Date be later than the date on which such transaction or event is consummated.

(m)	Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events. If in respect of this Transaction, an amount is payable by BofA to Counterparty (i) pursuant to Section 9.7 of the Equity Definitions or (ii) pursuant to Section 6(d)(ii) of the Agreement (a “Payment Obligation”), Counterparty may request BofA to satisfy any such Payment Obligation by the Share Termination Alternative (as defined below) (except that Counterparty shall not make such an election in the event of a Nationalization or Insolvency or a Merger Event, in each case, in which the consideration to be paid to holders of Shares consists solely of cash, or an Event of Default in which Counterparty is the Defaulting Party or a Termination Event in which Counterparty is the Affected Party, other than an Event of Default of the type described in Section 5(a)(iii), (v), (vi), (vii) or (viii) of the Agreement or a Termination Event of the type described in Section 5(b)(i), (ii), (iii), (iv), (v) or (vi) of the Agreement in each case that resulted from an event or events outside Counterparty’s control) and shall give irrevocable telephonic notice to BofA, confirmed in writing within one Currency Business Day, no later than 12:00 p.m. New York local time on the Merger Date, the date of the occurrence of the Nationalization or Insolvency or the Early Termination Date, as applicable; provided that if Counterparty does not validly request BofA to satisfy its Payment Obligation by the Share Termination Alternative, BofA shall have the right, in its sole discretion, to satisfy its Payment Obligation by the Share Termination Alternative, notwithstanding Counterparty’s election to satisfy its Payment Obligation by cash. In calculating any amounts under Section 6(e) of the Agreement, notwithstanding anything to the contrary in the Agreement, (1) separate amounts shall be calculated as set forth in Section 6(e) with respect to (i) this Transaction and (ii) all other Transactions, and (2) such separate amounts shall be payable pursuant to Section 6(d)(ii) of the Agreement.

Share Termination Alternative: Applicable and means that BofA shall deliver to Counterparty the Share Termination Delivery Property on the date when the Payment Obligation would otherwise be due pursuant to Section 9.7 of the Equity Definitions or Section 6(d)(ii) and 6(e) of the Agreement, as applicable (the “Share Termination Payment Date”), in satisfaction of the Payment Obligation in the manner reasonably requested by Counterparty free of payment.

Share Termination Delivery Property: A number of Share Termination Delivery Units, as calculated by the Calculation Agent, equal to the Payment Obligation divided by the Share Termination Unit Price. The Calculation Agent shall adjust the Share Termination Delivery Property by replacing any fractional portion of a security therein with an amount of cash equal to the value of such fractional security based on the values used to calculate the Share Termination Unit Price.

Share Termination Unit Price: The market value of property contained in one Share Termination Delivery Unit on the date such Share Termination Delivery Units are to be delivered as Share Termination Delivery Property, as determined by the Calculation Agent in its discretion by commercially reasonable means and notified by the Calculation Agent to BofA at the time of notification of the Payment Obligation.

Share Termination Delivery Unit: One Share or, if a Merger Event has occurred and a corresponding adjustment to this Transaction has been made, a unit consisting of the number or amount of each type of property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Merger Event, as determined by the Calculation Agent.

Failure to Deliver: Applicable

Other applicable provisions: If this Transaction is to be Share Termination Settled, the provisions of Sections 6.6, 6.7, 6.8, 6.9 and 6.10 (as modified above) of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-Settled” shall be read as references to “Share Termination Settled” and all references to “Shares” shall be read as references to “Share Termination Delivery Units”. “Share Termination Settled” in relation to this Transaction means that Share Termination Settlement is applicable to this Transaction.

(n)	Governing Law. New York law (without reference to choice of law doctrine).

(o)	Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(p)	Registration. Counterparty hereby agrees that if, in the good faith reasonable judgment of BofA, the Shares (“Hedge Shares”) acquired by BofA for the purpose of hedging its obligations pursuant to this Transaction cannot be sold in the public market by BofA without registration under the Securities Act, Counterparty shall, at its election, either (i) in order to allow BofA to sell the Hedge Shares in a registered offering, make available to BofA an effective registration statement under the Securities Act and enter into an agreement, in form and substance satisfactory to BofA, substantially in the form of an underwriting agreement for a registered secondary offering; provided however, that if BofA, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, then clause (ii) or clause (iii) of this paragraph shall apply at the election of Counterparty, (ii) in order to allow BofA to sell the Hedge Shares in a private placement, enter into a private placement agreement substantially similar to private placement purchase agreements customary for private placements of equity securities, in form and substance satisfactory to BofA (in which case, the Calculation Agent shall make any adjustments to the terms of this Transaction which are necessary, in its reasonable judgment, to compensate BofA for any discount from the public market price of the Shares incurred on the sale of Hedge Shares in a private placement), or (iii) purchase the Hedge Shares from BofA at the Closing Price on such Trading Days, and in the amounts, requested by BofA.

(q)	Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(r)	Right to Extend. BofA may delay any Settlement Date or any other date of delivery by BofA for not more than ten Exchange Business Days, with respect to some or all of the Options hereunder, if BofA reasonably determines, in its discretion, that such extension is reasonably necessary to enable BofA to effect purchases of Shares in connection with its hedging activity hereunder in a manner that would be in compliance with applicable legal and regulatory requirements.

(s)	Status of Claims in Bankruptcy. BofA acknowledges and agrees that this Confirmation is not intended to convey to BofA rights with respect to the Transaction that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings of Counterparty; provided that nothing herein shall limit or shall be deemed to limit BofA’s right to pursue remedies in the event of a breach by Counterparty of its obligations and agreements with respect to the Transaction; provided, further, that nothing herein shall limit or shall be deemed to limit BofA’s rights in respect of any transactions other than the Transaction.

(t)	Securities Contract; Swap Agreement. The parties hereto intend for: (a) the Transaction to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”), and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 555 and 560 of the Bankruptcy Code; (b) a party’s right to liquidate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code; (c) any cash, securities or other property provided as performance assurance, credit support or collateral with respect to the Transaction to constitute “margin payments” and “transfers” under a “swap agreement” as defined in the Bankruptcy Code; and (d) all payments for, under or in connection with the Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” and “transfers” under a “swap agreement” as defined in the Bankruptcy Code.

(u)	No Collateral or Setoff. Notwithstanding any provision of the Agreement or any other agreement between the parties to the contrary, the obligations of Counterparty hereunder are not secured by any collateral. Obligations under the Transaction shall not be set off against any other obligations of the parties, whether arising under the Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and no other obligations of the parties shall be set off against obligations under the Transaction, whether arising under the Agreement, this Confirmation, under any other agreement between the parties hereto, by operation of law or otherwise, and each party hereby waives any such right of setoff.

(a)

Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by BofA) correctly sets forth the terms of the agreement between BofA and Counterparty with respect to the Transaction, by manually signing this Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Chris Hutmaker, Facsimile No. 212-326-9882.

Yours faithfully,

Bank of America, N.A.

By: /s/ Eric P. Hembleton
Authorized Signatory: Eric P. Hembleton
Title: Authorized Signatory

Agreed and Accepted
as of the Trade Date:

Group 1 Automotive, Inc.

By:/s/ John C. Rickel

Authorized Signatory

Name: John C. Rickel